CONFIDENTIAL TREATMENT OF

CERTAIN DESIGNATED PORTIONS

OF THIS LETTER HAS BEEN

REQUESTED BY MORGAN

STANLEY. SUCH CONFIDENTIAL

PORTIONS HAVE BEEN OMITTED,

AS INDICATED BY [*] IN THE TEXT,

AND SUBMITTED TO THE

COMMISSION.

February 22, 2010

By U.S. Mail & Facsimile to 202-772-9209

Mr. Robert Telewicz

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Form 10-K for Fiscal Year Ended November 30, 2008 filed January 29, 2009

Form 10-Q for Quarterly Period Ended March 31, 2009 filed May 7, 2009

File No. 001-11758

Dear Mr. Telewicz:

Morgan Stanley (the “Company”) is pleased to supplement its February 8, 2010 response to your letter of December 29, 2009, concerning its Annual Report on Form 10-K for the fiscal year ended November 30, 2008 and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009. In consideration of our telephone conversation of February 18, 2010, we have prepared, in Appendix 1, draft disclosures that will appear in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 to address your comments.

*    *    *    *    *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact me at 212-761-6686 if you would like further clarification or additional information.

Sincerely,

/s/    Paul C. Wirth

Paul C. Wirth

Finance Director and Controller

cc:	Ruth Porat, Chief Financial Officer
Jennifer Monick, Securities & Exchange Commission
Gregory G. Weaver, Deloitte & Touche LLP
James V. Schnurr, Deloitte & Touche LLP

Appendix 1

Draft Disclosures — Form 10-K for the calendar year ended December 31, 2009

MD&A – Funding Management Policies

Temporary Liquidity Guarantee Program (“TLGP”). In October 2008, the Secretary of the U.S. Treasury invoked the systemic risk exception of the FDIC Improvement Act of 1991 and the FDIC announced the TLGP.

Based on the Final Rule adopted on November 21, 2008, the TLGP provides a guarantee, through the earlier of maturity or June 30, 2012, of certain senior unsecured debt issued by participating Eligible Entities (including the Company) between October 14, 2008 and June 30, 2009. Effective March 23, 2009, the FDIC adopted an Interim Rule that extends the expiration of the FDIC guarantee on debt issued by certain issuers (including the Company) on or after April 1, 2009 to December 31, 2012. The maximum amount of FDIC-guaranteed debt a participating Eligible Entity (including the Company) may have outstanding is 125% of the entity’s senior unsecured debt that was outstanding as of September 30, 2008 that was scheduled to mature on or before June 30, 2009. The ability of certain eligible entities (including the Company) to issue guaranteed debt under this program, under the Interim Rule described above, expired on October 31, 2009.

[*]

Appendix 1, continued

9. Borrowings.

Commercial Paper and Other Short-Term Borrowings.

The table below summarizes certain information regarding commercial paper and other short-term borrowings:

	December 31, 2009(1)		December 31, 2008(2)
	(dollars in millions)
Commercial Paper(3):
Balance at period-end	$	[*]	$7,388

Average balance	$	[*]	$7,066

Weighted average interest rate on period-end balance		[*]	2.3%

Other Short-Term Borrowings(4)(5):
Balance at period-end	$	[*]	$2,714

Average balance	$	[*]	$3,529

(1)	Average balances are calculated based upon weekly balances for 2009.
(2)	Average balances are calculated based upon month-end balances for the one month ended December 31, 2008.
(3)	Amounts at December 31, 2008 include commercial paper issued under the Temporary Liquidity Guarantee Program (“TLGP”).
(4)	These borrowings included bank loans, bank notes and structured notes with maturities of 12 months or less.
(5)	Certain structured short-term borrowings are carried at fair value under the fair value option. See Note 4 for additional information.

Long-Term Borrowings.

Maturities and Terms. Long-term borrowings consisted of the following (dollars in millions):

	U.S. Dollar								Non-U.S. Dollar(1)
	Fixed Rate			Floating Rate(2)			Index Linked(3)		Fixed Rate			Floating Rate(2)			Index Linked(3)		At December 31, 2009(4)(5)(6)			At December 31, 2008(4)

Due in 2009	$	[*]		$	[*]		$	[*]	$	[*]		$	[*]		$	[*]	$	[*]		$20,580

Due in 2010		[*]			[*]			[*]		[*]			[*]			[*]		[*]		25,129

Due in 2011		[*]			[*]			[*]		[*]			[*]			[*]		[*]		24,915

Due in 2012		[*]			[*]			[*]		[*]			[*]			[*]		[*]		24,199

Due in 2013		[*]			[*]			[*]		[*]			[*]			[*]		[*]		21,665

Due in 2014		[*]			[*]			[*]		[*]			[*]			[*]		[*]		9,753

Thereafter		[*]			[*]			[*]		[*]			[*]			[*]		[*]		53,594

Total	$	[*]		$	[*]		$	[*]	$	[*]		$	[*]		$	[*]	$	[*]		$179,835

Weighted average coupon at period-end		[*]	%		[*]	%		[*]		[*]	%		[*]	%		[*]		[*]	%	4.8%

(1)	Weighted average coupon was calculated utilizing non-U.S. dollar interest rates.
(2)	U.S. dollar contractual floating rate borrowings bear interest based on a variety of money market indices, including London Interbank Offered Rates (“LIBOR”) and Federal Funds rates. Non-U.S. dollar contractual floating rate borrowings bear interest based primarily on Euribor floating rates.
(3)	Amounts include borrowings that are equity linked, credit linked, commodity linked or linked to some other index.
(4)	Amounts include long-term borrowings issued under the TLGP.
(5)	Amounts include an increase of approximately [*] as of December 31, 2009 to the carrying amount of certain of the Company’s long-term borrowings associated with fair value hedges. The increase to the carrying value associated with fair value hedges by year due was approximately less than [*] due in 2010, [*] due in 2011, [*] due in 2012, [*] due in 2013, [*] due in 2014 and [*] due thereafter.
(6)	Amounts include a decrease of approximately [*] as of December 31, 2009 to the carrying amounts of certain of the Company’s long-term borrowings for which the fair value option was elected (see Note 4).

Appendix 1, continued

The Company’s long-term borrowings included the following components:

	At December 31,
	2009		2008
	(dollars in millions)
Senior debt	$	[*]	$165,181
Subordinated debt		[*]	4,342
Junior subordinated debentures		[*]	10,312

Total	$	[*]	$179,835

During 2009, the Company issued notes with a principal amount of approximately [*]. The amount included non-U.S. dollar currency notes aggregating approximately [*]. These notes include the public issuance of approximately [*] of senior unsecured notes that were not guaranteed by the Federal Deposit Insurance Corporation (“FDIC”). During 2009, approximately [*] of notes were repaid.

During fiscal 2008, $56.1 billion of notes were repaid. Included in these repayments were approximately $12.1 billion of fixed rate and floating-rate long-term debt repurchases by the Company in the fourth quarter of fiscal 2008 resulting in a gain of approximately $2.3 billion. In connection with these repurchases, the Company de-designated certain swaps used to hedge the debt. These swaps were no longer considered hedges once the related debt was repurchased by the Company (i.e., the swaps were “de-designated” as hedges).

During the one month ended December 31, 2008, the Company issued notes with a principal amount of approximately $13 billion. The amount included non-U.S. dollar currency notes aggregating approximately $17 million. During the one month ended December 31, 2008, approximately $5.7 billion of notes were repaid.

Senior debt securities often are denominated in various non-U.S. dollar currencies and may be structured to provide a return that is equity-linked, credit-linked, commodity-linked or linked to some other index (e.g., the consumer price index). Senior debt also may be structured to be callable by the Company or extendible at the option of holders of the senior debt securities. Debt containing provisions that effectively allow the holders to put or extend the notes aggregated [*] as of December 31, 2009 and $160 million as of December 31, 2008. Subordinated debt and junior subordinated debentures generally are issued to meet the capital requirements of the Company or its regulated subsidiaries and primarily are U.S. dollar denominated.

Senior Debt—Structured Borrowings. The Company’s index-linked, equity-linked or credit-linked borrowings include various structured instruments whose payments and redemption values are linked to the performance of a specific index (e.g., Standard & Poor’s 500), a basket of stocks, a specific equity security, a credit exposure or basket of credit exposures. To minimize the exposure resulting from movements in the underlying index, equity, credit or other position, the Company has entered into various swap contracts and purchased options that effectively convert the borrowing costs into floating rates based upon LIBOR. These instruments are included in the preceding table at their redemption values based on the performance of the underlying indices, baskets of stocks, or specific equity securities, credit or other position or index. The Company accounts for these structured borrowings containing embedded derivatives which, prior to the adoption of the fair value option, were bifurcated from the hybrid notes and accounted for at fair value. Effective December 1, 2006, the Company applied the fair value election in most cases to these hybrid notes. The swaps and purchased options used to economically hedge the embedded features are derivatives and also are carried at fair value. Changes in fair value related to the notes and economic hedges are reported in Principal transactions trading revenues.

Subordinated Debt and Junior Subordinated Debentures. Included in the Company’s long-term borrowings are subordinated notes (including the Series F notes issued by MS&Co. discussed below) of [*] having a contractual weighted average coupon of [*] at December 31, 2009 and $4,342 million having a weighted average coupon of 4.78% at December 31, 2008. Junior subordinated debentures outstanding by the Company were [*] at December 31, 2009 and $10,312 million at December 31, 2008 having a contractual weighted

Appendix 1, continued

average coupon of [*] at December 31, 2009 and 6.17% at December 31, 2008. Maturities of the subordinated and junior subordinated notes range from fiscal 2011 to fiscal 2046. Maturities of certain junior subordinated debentures can be extended to 2067 at the Company’s option.

At December 31, 2009, MS&Co. had a [*] fixed rate subordinated Series F note outstanding. The note matures in fiscal 2016. The terms of the note contain restrictive covenants that require, among other things, MS&Co. to maintain specified levels of Consolidated Tangible Net Worth and Net Capital, each as defined therein.

Asset and Liability Management. In general, securities inventories not financed by secured funding sources and the majority of assets are financed with a combination of short-term funding, floating rate long-term debt or fixed rate long-term debt swapped to a floating rate. Fixed assets are generally financed with fixed rate long-term debt. The Company uses interest rate swaps to more closely match these borrowings to the duration, holding period and interest rate characteristics of the assets being funded and to manage interest rate risk. These swaps effectively convert certain of the Company’s fixed rate borrowings into floating rate obligations. In addition, for non-U.S. dollar currency borrowings that are not used to fund assets in the same currency, the Company has entered into currency swaps that effectively convert the borrowings into U.S. dollar obligations. The Company’s use of swaps for asset and liability management affected its effective average borrowing rate as follows:

	2009	Fiscal 2008	Fiscal 2007	One Month Ended December 31, 2008
Weighted average coupon of long-term borrowings at period-end(1)	[*]	4.9%	5.0%	4.8%
Effective average borrowing rate for long-term borrowings after swaps at period-end(1)	[*]	4.0%	5.1%	3.8%

(1)	Included in the weighted average and effective average calculations are non-U.S. dollar interest rates.

Subsequent to December 31, 2009 and through January 31, 2010, the Company’s long-term borrowings (net of repayments) decreased by approximately [*].

Other. The Company, through several of its subsidiaries, maintains funded and unfunded committed credit facilities to support various businesses, including the collateralized commercial and residential mortgage whole loan, derivative contracts, warehouse lending, emerging market loan, structured product, corporate loan, investment banking and prime brokerage businesses.

FDIC’s Temporary Liquidity Guarantee Program.

As of December 31, 2009, the Company had long-term debt outstanding of [*] under the TLGP. As of December 31, 2008, the Company had commercial paper and long-term debt outstanding of $6.4 billion and $9.8 billion, respectively, under the TLGP. These borrowings are senior unsecured debt obligations of the Company and guaranteed by the FDIC under the TLGP. The FDIC has concluded that the guarantee is backed by the full faith and credit of the U.S. government.